FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's 2007 AGM – Chairman's Address"

Released: 31 October 2007

Pages: 5
(including this page)

SUPPL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 11/1

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

31 October 2007

Foster's Group Limited 2007 Annual General Meeting – Chairman's Address

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Adelaide, commencing at 10:30am.

A copy of the Address delivered by Foster's Group Limited Chairman, Frank Swan is attached.

A live webcast of the Annual General Meeting can be viewed at www.fostersgroup.com. An archive of proceedings will also be available from the Foster's website.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466

FOSTER'S GROUP

Foster's Group Limited 2007 Annual General Meeting Chairman's Address

Frank Swan

WELCOME

Good morning Ladies and Gentlemen and welcome to the 2007 Foster's Group Annual General Meeting.

While Adelaide has played proud host to many Southcorp and Elders IXL AGMs, it is a pleasure to be in Adelaide for the first time as Foster's Group.

As the home of our primary corporate listing and of wine brands contributing the vast majority of our Australian wine portfolio, Adelaide and South Australia have played a unique and important role in shaping the company we are today.

Thank you for your interest in Foster's - as our owners and their representatives - we value your attendance.

Together with Foster's CEO, Trevor O'Hoy, I look forward to updating you on an eventful 2007 and the business challenges and opportunities that lie ahead.

2007 IN REVIEW

The challenges we faced in 2007 were many – encompassing the completion of our significant integration program, a rising Australian dollar, and an extended period of Australian grape surplus.

However, it's often the tough times that bring out the best in a company and it's employees.

Over the last twelve months, Foster's has not only weathered these challenges but emerged in the best strategic position we have been in for many years.

Our Australian business, comprising beer, wine, cider, spirits and non-alcohol beverages, continues to grow revenue and earnings and remains the leading domestic drinks player.

Internationally, our regional businesses are perfectly positioned to benefit from a premium wine category in strong growth around the world.

We have a strong global supply function which is underpinning our success in driving quality, cost and efficiency improvements.

And, more than a decade on from our decision to target the premium wine category, our strategy remains sound and we have created a clear and exciting pathway to sustained growth.

OVERVIEW OF RESULTS

We demonstrated the strength of our business in 2007.

Despite the many challenges before us, we produced another year of strong growth in earnings per share - our third consecutive year of double-digit and accelerating earnings growth.

Underlying net profit - after removing the impacts of significant items & the agricultural charge of SGARA – was up just under 17% to $716 million.

Net sales revenue from our continuing businesses was up 4.7% to $4.6 billion with cash conversion strong at 93% of earnings.

Importantly, cash conversion for wine was 87% - a great result for a business traditionally seen as 'cash hungry' by most industry benchmarks.

These sustainable cashflows and recent asset sales have enabled us to buy-back $250 million of shares this month via an off-market tender process. We intend to repurchase an additional $100 million worth of shares via an on-market buy-back commencing shortly.

Your directors also declared a final dividend of 13c per share up 10.6%, for an annual dividend of 23.75c for 2007.

We returned over $800 million to shareholders through a share buy-back and dividends in the 2007 financial year, and are well on the way to returning a similar amount in the 2008 financial year. We've done this while retaining our ability to be able to offer fully franked dividends for the foreseeable future.

To put this in perspective – in the last two financial years we've returned over $1.1 billion to shareholders through share buy-backs and dividends, while reducing net debt by over $1.7 billion.

Our three regional businesses are also in very good health – with stable sales structures now in place in each region.

In Australia, Asia and the Pacific, changes to our sales structure and the introduction of wine and premium on-premise specialists helped turn around a disappointing first half performance to achieve almost 10% revenue growth in the second half of the year.

Growth in the Americas was driven by ongoing investment in sales capability and innovation in brands such as Beringer Third Century, Bohemian Highway and Yellowglen Pink and Yellow. Revenue continues to grow faster than volume in the North American market, with Foster's portfolio very well placed to benefit.

Our Europe, Middle East and Africa business benefited from improved relationships with UK retailers and strong growth in the Netherlands, Nordic markets and Ireland.

It was also the first year we operated with an integrated global supply function, bringing our global breweries, wineries, vineyards, warehousing, logistics and procurement together as one team. The benefits have been immediate, with greater sharing of knowledge across regions and disciplines and the ability to negotiate supply contracts from a global perspective.

An integrated global supply function is not all about savings either. It has truly enhanced our ability to innovate.

In 2007, we released South African and Chilean wines under the Lindemans brand, we launched zero sugar RTDs, reduced alcohol and carbohydrate wine, Pepperjack, the first boutique beer made with Barossa Shiraz and we've taken Pure Blonde preservative free. It's a great sign of things to come.

MANAGEMENT & GOVERNANCE

2007 was an eventful year for your Board.

Two new Board members, Ian Johnston and Colin Carter joined the Foster's Board.

Ian joined in September 2007 and has extensive experience in the international food and beverage sector after a career with Unilever in Australia, Canada and Europe and Cadbury-Schweppes in Australia and the UK.

Unfortunately, Colin who joined the Board in March this year, left the Foster's Board at the end of September. Wesfarmers, a company of which Colin has been a Director since 2002, is currently seeking to acquire Coles Group Ltd, a major customer of Foster's. With the potential for an actual or perceived conflict to arise, Colin has resigned from the Foster's Board and will not be seeking re-election today.

This will also be my last AGM as a Non-executive Director of Foster's Group and your Chairman. After over 11 years on the Board including eight years as Chairman, it is time for me to hand over the leadership of the Board.

The Board has appointed David Crawford as the new Chairman, following his successful re-election at today's AGM. After working together with David as a fellow Foster's Board member since 2001, I have no hesitation in recommending him as a committed and passionate Chairman.

SUSTAINABILITY

Since the launch of our inaugural report last year, we also have taken many positive steps forward on the issues that impact directly on our sustainability as a business.

That includes the management of our environmental footprint – with an emphasis on water use minimisation and emissions reduction. It has also meant applying additional resources and effort toward mitigating the social impact of alcohol misuse and abuse. We committed over $4 million in 2007 toward programs dealing with areas of greatest disadvantage including drought relief, support for remote Australian Indigenous communities and pathways for underprivileged youth in North America.

I encourage you to visit our website and provide your feedback on our second sustainability report and, if you haven't already, to register for the newly introduced Business Review, designed to provide a more user-friendly, cost-effective and environmentally responsible option for shareholders.

Before I conclude, I'd like to hand over to Chief Executive Officer, Trevor O'Hoy to provide an update on our business performance and outlook.

<<CEOs address>>

CONCLUSION

Thank you Trevor.

As shareholders you own a great company.

Through sustained brand investment, innovation and diversification across geographies and categories, we are driving strong constant currency earnings growth.

We acknowledge that there is more we need to do to meet our wine return hurdles, but we remain absolutely confident in the long term growth potential of international premium wine.

And we have the right business model to compete and grow.

In closing, I'd like to commend Trevor O'Hoy, his executive team, and all Foster's employees for delivering another year of robust earnings growth.

I'd also like to thank my fellow Board members for their commitment and support over the years and wish them all the very best. I am happy to be leaving the chairmanship in the very capable hands of David Crawford and wish him well in his Board leadership.

Finally I would like to thank all of you, our shareholders, for your continued support.

It is really a very exciting time for Foster's and I look forward to watching the company continue to perform and grow over the coming years.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's 2007 AGM – CEO's Address"

Released: 31 October 2007

Pages: 12
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

31 October 2007

Foster's Group Limited 2007 Annual General Meeting – CEO's Address

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Adelaide, commencing at 10:30am.

A copy of the Address delivered by Foster's Group Limited CEO, Trevor O'Hoy is attached.

A live webcast of the Annual General Meeting can be viewed at www.fostersgroup.com. An archive of proceedings will also be available from the Foster's website.

Further Information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466

FOSTER'S GROUP

Foster's Group Limited 2007 Annual General Meeting
Chief Executive Officer's Address

Trevor O'Hoy

INTRODUCTION

Thank you Frank and good morning.

It has been a truly extraordinary year.

I can't think of a time in my 32 years with the company when we've gone through such a fundamental period of external challenge and internal change.

And it is credit to every Foster's employee – and a testament to the strength of our brand portfolio - that we have met these challenges head-on.

And in doing so, we've delivered three years of consistent earnings growth.

2007 IN REVIEW

While Frank has covered the financial highlights, I'd like to cover the business drivers in more detail.

Last year we restructured into three regional businesses, to bring Regional Directors closer to local markets.

We now have strong sales and distribution capability in each region, built to match local market opportunities.

A highlight for 2007 was the success of this model in driving sales and revenue growth – particularly in global wine.

Another key feature of our business model is the creation of a global supply function.

We are already seeing efficiency and procurement benefits. And the team is making steady progress in improving the performance of our packaging centres in the Barossa and Napa toward target rates.

However, I think we have only just started to scratch the surface.

Over the coming years, we will leverage our global supply capability to drive efficiencies through every aspect of our business – building a source of competitive advantage for the medium to long term.

THE RIGHT MODEL

And when you look at our position in major markets and categories, the strength of our business strategy is clear.

Stripping out currency impacts, in 2007, volume, revenue and earnings growth in international markets exceeded that of the Australian market.

And from a category perspective, wine volume, revenue and earnings growth was ahead of non-wine growth.

Even so, Australia remains the primary engine room for our company and we will continue to invest strongly to maintain strong earnings in this market

However, more than any other time in our history, our fortunes are linked to an international wine sector that remains in strong growth.

We are a major player in international wine, with the scale, reach and business model to grow, compete and win.

GROWTH DRIVERS

And we have an exceptional brand portfolio, with global brands in very fine health.

We continue to strongly support our portfolio, re-investing between 8-10% of our net sales revenue each year into brand promotion and support.

As our largest wine brand, Beringer is critical to our success in the important North American market. The successful launch of Beringer Third Century and growing success in export markets marked another successful year for this great Californian brand.

Closer to home, Penfolds continues to go from strength to strength on the global stage with a very successful Luxury and Bin release in 2007.

And from its home just down the road in nearby McLaren Vale, Rosemount has been relaunched as a contemporary Australian style leader. We have returned the brand to growth and are very confident of Rosemount's future.

Another Australian success story is Pure Blonde. This beer, launched just three years ago, is now Foster's fourth largest regular beer brand and Australia's fastest growing. It has single-handedly kicked off the reduced carbohydrate or 'blonde' sector in Australia.

And we continue to invest strongly behind VB. We are building on the successful launch of VB Mid with a huge summer promotion planned.

A CATEGORY FOCUS

Looking ahead, in Australia we are investing strongly behind consumer favourites and new products.

In the premium segment, we've launched Pepperjack handcrafted Ale and introduced additional imported beers, such as our own Shanghai Lager brand and the Danish favourite Carlsberg.

The launch of VB Mid and Crown Gold have given us a great presence in the important Australian mid strength market.

Bottled white wine – particularly crisp dry white – is in major growth and we are targeting this area through great brands like Rosemount, Fifth Leg and New Zealand's first maker of Sauvignon Blanc, Matua Valley.

Finally, Pure Blonde, Lindeman's Early Harvest, Yellowglen Jewel, Cougar and Black Douglas Zero – are targeted squarely at a growing 'lifestyle' category. These products cater to a growing consumer preference for reduced carbohydrate, reduced alcohol and zero sugar products.

REVENUE GROWTH

Looking around the regions early in 2008, Australian volume will remain at around current levels as we focus on revenue, shifting our emphasis away from lower margin products such as cask wine.

Australian beer remains strong. The premium imported and mid strength beer categories continue to expand and we are innovating and extending our portfolio to capture value share.

The tightening grape supply situation is creating a more positive outlook for wine prices after a prolonged period of discounting. Recent price rises and a steady shift toward premium products will drive improved revenue per case sold.

Overall in Australia, Asia and the Pacific, we expect a very strong first half performance in beer and wine.

In the Americas, we are witnessing a buoyant market for premium wine - both Californian and imported.

However in the current half we expect constant currency earnings and margins to be below the prior period, as a result of product mix and a higher cost 2006 Californian vintage.

We expect first half constant currency revenue and profit per case to be significantly impacted by product mix. December quarter demand for our high volume commercial wines, Beringer White Zinfandel and Beringer California Collection, is expected to be strong ahead of a 1 January 2008 price increase.

We continue to expect strong second half and solid full year constant currency earnings growth in the Americas. Price increases will contribute to strong top line growth and improving margins in the second half and for the full year.

In Europe, the Middle East and Africa, we have built strong distributor and retailer relationships in key markets such as the UK, Ireland and the Nordics, and now distribute to 40 countries. Australian wine continues to grow ahead of the total wine category in the UK and to improve performance in key continental European markets.

We expect a solid first half constant currency performance in this region.

In global wine we expect constant currency earnings growth in the first half of the 2008 financial year to be solid. Growth will accelerate in the second half as we implement our pricing and sales mix improvement initiatives.

Tightening supply in Australia and, to some extent, California, is opening up the potential for further price increases.

However, as Frank discussed earlier, there are continuing challenges in 2008.

THE AUSTRALIAN DOLLAR

The strong Australian dollar continues to negatively impact earnings – particularly in wine.

In the September quarter, the average Australian – US dollar exchange rate was up around 6c cents compared to the average rate for the 2007 financial year, with the average Australian dollar – UK pound rate up around 1.3 pence on the same basis. Since the end of the September quarter the Australian dollar has continued to strengthen against both currencies.

As the slide above shows, for every 1c increase in the Australian/US dollar exchange rate, pre tax profit is reduced by approximately $4.5 million. For a one pence increase in the Australian dollar against the UK pound, pre tax profit is reduced by around $8.5 million.

While our US dollar denominated debt provides a partial hedge against the Australian dollar's strength, overall, currency is likely to be a significant net negative impact on our 2008 earnings growth and return on investment in wine.

CROPS AND YIELDS

The other challenge we face is ongoing drought in Australia.

Following a 2007 vintage reduced by drought and frost, Australia is facing the potential for a smaller 2008 vintage, depending on weather conditions in coming months.

We are monitoring the vintage carefully and have undertaken a wide range of scenario planning exercises to ensure we are prepared.

We continue to see the potential for good yields in regions that are not dependent on the Murray River system for water.

The majority of Foster's own vineyards do not depend on Murray irrigation entitlements. In a typical year, our own vineyards and contract suppliers not dependent on Murray River water, would supply around half of our requirements.

In the commercial or warm inland regions, we are working closely with our grower partners, communicating indicative demand and pricing earlier than normal. We are also helping individual growers with irrigation planning and water use decisions.

Together, the 2007 and 2008 vintages are likely to eliminate the significant surplus which has kept grape and wine prices unsustainably low in recent years.

We are looking at a number of initiatives to fill emerging supply gaps in the Australian market. These include the possible sourcing of wine from international markets where we see domestic shortfalls. Our clear preference is to always source locally where appropriate price and quality are available.

In California the 2007 vintage is largely complete. The harvest was one of two peaks with an initial hot spell followed by cool weather. Overall our intake was in line with our targets and our quality expectations for the vintage are very high.

At an industry level we expect total Californian yields in this vintage to be below last year and expect to see some further tightening in overall supply.

2008 IN FOCUS - PERFORMANCE

Our core focus for 2008 is to continue the revenue growth momentum we established in 2007 - built on a clear strategy to shift our attention to premium segments.

Lifting wine returns is critical to our group reaching the financial returns we expect from our investments.

While currency will remain a drag on earnings growth and wine returns, I believe we can continue the strong constant currency performance we saw in the second half of the 2007 financial year.

Brand investment and innovation is the lifeblood of our business and you will see a strong innovation focus - across regions and across categories into 2008.

And, we are sharpening our targets for supply savings, capital efficiency and cost savings. It is critical we continue to drive efficiencies and to maintain the cash flow and earnings to fund our future growth.

Finally I would like to take a moment at the close of my address to thank Frank for his huge contribution to shaping this company over the last 11 years – and his leadership through a period of extraordinary change.

I would also like to personally thank Frank for his guidance and counsel during my tenure as CEO, and sincerely wish him well for the future.

Ladies and Gentleman - Thank you.

Chief Executive Officer's Address



2007 in Review

- ✓ Healthy 'top line' growth
- ✓ Improving global wine revenue
- ✓ Disciplined cost management
- ✓ Brand innovation across regions and categories
- ✓ Strong and sustainable cashflows
- ✓ Accelerating earnings per share[1]

[1] before significant items and SGARA

The Right Model

By region*



%
Australia
International
Volume
Revenue
EBITS

By category*



Wine
Beer, cider, spirits
16
14
12
10
8
6
4
2
0
-2
Volume
Revenue
EBITS

* Annual Growth – 2007 vs 2006, constant currency

FOSTER'S

Growth Drivers

BERINGER	America's favourite luxury wine
Penfolds	A global wine icon
ROSEMOUNT	Recapturing the position as style leader
PURE BLONDE	Established the Australian low-carb category
VB	Investment and innovation

FOSTER'S

Aust. Category Focus

Premium Beer		PEPPERJACK HAND CRAFTED ALE	Carlsberg
Mid-Strength Beer	VB MIDSTRENGTH LAGER	Crown	MID
Bottled White Wine	MA UA	Fifth Leg Western Australia	ROSEMOUNT
Lifestyle		LINDEMANS Early Harvest	PURE BLONDE

FOSTER'S

Our Markets

Australia, Asia, Pacific

- Volumes flat, increasing revenue per case
- Focus on higher margin, premium business
- Strong first half performance in beer and wine

Americas

- Attractive market – strong premium growth
- First half constant currency earnings below prior period - impacted by product mix and vintage
- Beringer commercial wine price increases in 2nd half
- Strong second half, solid 2008 – constant currency

Europe, Middle East and Africa

- Competitive market but strong retailer relationships
- Continued strong volume and value growth
- Solid first half – constant currency

FOSTER'S

The Australian Dollar

Indicative Currency Sensitivities - 2008

$A vs $US 1 cent increase in the $A/$US exchange rate equals:

- $7 million decrease in wine earnings*
- $4.5 million decrease in Profit Before Tax

$A vs £UK 1 pence increase in the $A/£UK exchange rate equals:

- $9.5 million decrease in wine earnings*
- $8.5 million decrease in Profit Before Tax

* Earnings before interest, tax and SGARA

Crops and yields

Australian Vintage

- Industry expectation of smaller 2008 Australian vintage
  - Expected yields below average
  - Dependent on water availability and allocations
  - Likely to eliminate surplus which have kept grape and wine prices low.

California Vintage

- Great quality Vintage 2007
- Yields below 2006
- Industry generally in balance

2008 in focus

- ✓ Drive revenue growth
- ✓ Focus on premium segments
- ✓ Increase (constant currency) wine returns
- ✓ Innovate across regions and categories
- ✓ Achieve supply efficiency and cost savings
- ✓ Show capital discipline and strong cashflow

FOSTER'S

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

Date: October 30, 2007

To: Paul Dudek **Fax:** 202.772.9207 ☑ Use this fax number only

Company: US Securities & Exchange Commission **Phone:** 202.551.3450 ☐ Notify recipient before sending

---

From: Susan Min **Phone:** 206.883.2579 **Return Fax:** 206.883.2699

Original: ☑ To follow via mail ☐ To follow via courier ☐ To follow via email ☐ Original will not follow

Fax Contains: 17 pages *(including this sheet)*. If incomplete, call 206.883.2539.

Message: Hi Paul,

The earlier version of the letter was the incorrect version. We will be sending the corrected version by a separate fedex.

Best regards,
Suzy

Ref: Return Original to: Location: SEA

701 Fifth Avenue, Suite 5100, Seattle, Washington 98104-7036
206.883.2500 Tel • 206.883.2699 Fax • www.wsgr.com

Fax Sheet to SEC.doc (526)

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
PHONE 206.883.2500
FAX 206.883.2699
www.wsgr.com

Securities Act of 1933
Section 4(3)
Rules 144, 144A, 145, 174 and 414
Forms S-3, S-4, and S-8

Securities Exchange Act of 1934
Section 15(d)
Rules 12b-2 and 12g-3
Schedules 13D and 13G

October 30, 2007

Via Overnight Mail and Facsimile

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention: Paul M. Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3628

Re: Oncothyreon Inc. and Biomira Inc.
Succession-Related Issues

Dear Mr. Dudek:

We write on behalf of Oncothyreon Inc., a Delaware corporation ("***Oncothyreon***"), and Biomira Inc., a Canada Business Corporation Act corporation ("***Biomira***"), to request the advice of the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "***Securities Act***") and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), arising out of the proposed corporate reorganization/migration of Biomira from Canada to the United States pursuant to a plan of arrangement (the "***Arrangement***"). Upon the completion of the Arrangement, the resulting corporation, Oncothyreon, will have the same or substantially the same assets and liabilities as Biomira but the corporate domicile will be in the State of Delaware.

I. Background

Biomira is a clinical-stage biopharmaceutical company focused primarily on the development and commercialization of therapeutic products for the treatment of cancer.

Biomira was incorporated under the Canada Business Corporations Act ("***CBCA***") by articles of incorporation dated August 23, 1985.

As of the fiscal year ended December 31, 1996, Biomira, a Canadian issuer, has been reporting under the multi-jurisdictional disclosure system ("***MJDS***"). Accordingly, pursuant to Rule 3a12-3(b) under the Exchange Act and Release No. 33-6902 (June 21, 1991), Biomira is a Canadian MJDS filer and is exempt from the Commission's proxy rules and Exchange Act Section 16 reporting and short-swing profit recapture provisions.

As of the date of this letter, Biomira's common shares, no par value, were traded in the United States on the NASDAQ Global Market ("***NASDAQ***") and in Canada on the Toronto Stock Exchange (the "***TSX***"). Biomira had a total market capitalization of approximately $112,000,000 on September 24, 2007.

Upon completion of the Arrangement, it is anticipated that Oncothyreon's common stock will continue to trade in the United States on Nasdaq and in Canada on the TSX. Oncothyreon will also become a domestic reporting issuer under the Exchange Act.

As an MJDS filer, Biomira is not currently subject to Regulations 14A and 14C. On September 12, 2007, however, in connection with the implementation of the Arrangement, Oncothyreon (previously filed as Biomira Corporation) filed a registration statement on Form S-4 (File No. 333-145995) under the Securities Act, including therein a preliminary proxy statement of Biomira that is compliant with Regulation 14A and a preliminary prospectus of Oncothyreon (the "***Proxy Statement/Prospectus***"). Oncothyreon filed pre-effective Amendment No. 1 to the Registration Statement on September 27, 2007 and pre-effective Amendment No. 2 on October 29, 2007, a copy of which is enclosed for your convenience. On October 29, 2007, Oncothyreon requested acceleration of the effectiveness of the registration statement as of October 31, 2007. The Arrangement must be approved by the shareholders of Biomira, and Biomira intends to call a special meeting of its shareholders on December 4, 2007 to adopt the Arrangement and approve the matters set forth in the proxy statement/prospectus.

Biomira currently has the following registration statements (the "***Registration Statements***") effective under the Securities Act:

1. Form S-8 (File No. 333-146966) (relating to the amended and restated share option plan), filed October 26, 2007;

2. Form S-8 (File No. 333-146964) (relating to the amended and restated restricted share unit plan), filed October 26, 2007;

3. Form S-8 (File No. 0-19451) (relating to the sock option plans with options to purchase common shares of Biomira Inc.), filed June 30, 1997; and

4. Form F-10 and Amendment No. 1 (File No. 333-137342) (universal shelf registration statement for common and preferred shares, debt securities and warrants of up to U.S. $100,000,000), filed September 15, 2006 and September 26, 2006.

II. The Arrangement

A. Purpose

The business purpose of the Arrangement is to allow Biomira to avail itself of Delaware corporate law. Delaware is a recognized leader in adopting and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The Delaware General Corporation Law (the "***DGCL***") is an enabling statute that is frequently revised and updated to accommodate changing business needs. Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing Delaware corporate laws, with multiple cases concerning areas that no Canadian court has considered. The abundance of case law in Delaware enhances the relative clarity and predictability in many areas of Delaware corporate law, which could offer added advantages to Biomira by allowing its board of directors and management to make corporate decisions and take corporate actions with great assurance as to the validity and consequences of those decisions and actions.

In addition, the board of directors and management of Biomira believes that the Arrangement will increase long-term shareholder value by raising the company's profile in the U.S. financial markets with the goals of increasing the visibility of the product pipeline among the U.S. institutional investors and providing access to a larger pool of investment capital. Moreover, management believes that relocating to the United States will provide greater opportunity to attract and retain key personnel.

B. Structure and Constituent Corporations

Oncothyreon Inc. ("*Oncothyreon*")

Oncothyreon (formerly Biomira Corporation) was incorporated in the State of Delaware on September 7, 2007 and will become the successor corporation as a result of the Arrangement. Oncothyreon has no significant assets or capitalization and has not engaged in any business or prior activities other than in connection with its formation, the

Arrangement and related transactions. The authorized share capital of Oncothyreon will be as follows: (a) 100,000,000 shares of common stock, $0.0001 par value per share; (b) 10,000,000 shares of preferred stock, $0.0001 par value per share; and (c) 12,500 shares of Class UA preferred stock, no par value.

4442636 Canada Inc. ("Biomira Canco")

Biomira Canco is a CBCA corporation and the sole shareholder of Biomira Sub-1 (see below). It was formed on September 10, 2007 for the purpose of effecting the first steps of the Arrangement. Biomira Canco currently has no business or assets, other than the shares of Biomira Sub-1, and has 100 common shares outstanding, all of which are held by Biomira Research Inc., an affiliate of Biomira.

4442644 Canada Inc. ("Biomira Sub-1")

Biomira Sub-1 is a CBCA corporation and a wholly-owned subsidiary of Biomira Canco. It was formed on September 10, 2007 for the purpose of effecting the first step of the Arrangement. Biomira Sub-1 currently has no business or assets and has 100 common shares outstanding, all of which are owned by Biomira Canco.

4442652 Canada Inc. ("Biomira Sub-2")

Biomira Sub-2 is a CBCA corporation and a wholly-owned subsidiary of Oncothyreon. It was formed on September 10, 2007 for the purpose of effecting the second step of the Arrangement. Biomira Sub-2 currently has no business or assets and has one common share outstanding, which is owned by Oncothyreon.

Biomira Merger Subsidiary-3 ("Biomira Sub-3")

Biomira Sub-3 is a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Oncothyreon. It will be formed shortly after the Arrangement for the purpose of effecting the amalgamation of Biomira Amalco (see Step 2 below) and Biomira Sub-3 to form Biomira ULC.

The Arrangement will be accomplished by means of the following steps:

- <u>*Step 1*</u>: Biomira Canco incorporates Biomira Sub-1 as its wholly-owned subsidiary and Oncothyreon incorporates Biomira Sub -2 as its wholly-owned Canadian subsidiary.

- *Step 2*: Biomira amalgamates with Biomira Sub-1, resulting in a company we call "Biomira Edmonco" with the Biomira common and preference shareholders receiving Biomira Canco shares in exchange for their Biomira shares. Biomira Canco amalgamates with Biomira Sub-2, resulting in a company we call "Biomira Amalco" with the common and preference shareholders of Biomira Canco receiving shares of Oncothyreon.

- *Step 3*: Immediately after the Arrangement is effected and pursuant to an overall plan of reorganization adopted by the Board of Directors of Biomira, Biomira Amalco will be amalgamated with Biomira Sub-3, which will continue as an unlimited liability company called Biomira ULC. The final structure will have Biomira Edmonco being a wholly-owned subsidiary of Biomira ULC and Biomira ULC being a wholly-owned subsidiary of Oncothyreon.

After the Arrangement, the holders of Biomira securities will be the holders of Oncothyreon securities. The Arrangement will not result in any change in the economic or beneficial ownership interests of Biomira's shareholders. The Arrangement will also not result in any change in the business, management, fiscal year, assets, liabilities, or the economic interest of Biomira's shareholders. The directors of Oncothyreon are the current directors of Biomira and will remain so after the Arrangement. All employee benefit plans of Biomira will be continued by Oncothyreon, and each option or restricted share unit issued pursuant to the plans will automatically be converted into an option or right to purchase shares of Oncothyreon common stock, upon the same terms and subject to the same conditions, as set forth in such plans, provided that the number of shares and price per share will be adjusted based on the exchange ratio in the Arrangement. In connection with the implementation of the Arrangement, Biomira intends to effect a one for six reverse split of its common stock.

Due to the differences between the CBCA and DGCL, as well as differences between Biomira's charter and bylaws before and after the Arrangement, the Arrangement will effect some changes in the rights of Biomira's shareholders. The comparative differences between the CBCA and DGCL have been summarized in the Form S-4, which has been included for your convenience. Biomira believes the differences between the CBCA and DGCL listed in the Form S-4 will not result in any material modifications of its shareholders' rights.

C. S-4 Registration Statement; 3(a)(10) Exemption of the Securities Act

Oncothyreon notes that a number of the prior no-action letters addressing the same topics for which Oncothyreon seeks no action relief were decided in the context of

transactions exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 3(a)(10) of the Securities Act.

We do not believe that Section 3(a)(10) affects the availability of any of the relief requested pursuant to this letter. Oncothyreon has elected to implement the Arrangement in a Regulation 14A compliant manner and pursuant to a registration statement complying with the requirements of the Securities Act, notwithstanding its opinion, in reliance on a long line of prior interpretive guidance issued by the Staff, that the Arrangement otherwise satisfies the prerequisites to qualify for a Section 3(a)(10) exemption enumerated in a number of no-action letters and in the Revised Staff Legal Bulletin No. 3 (October 20, 1999) ("*SLB 3*"). See, *EIG Mutual Holding Company* (available October 25, 2006); *SanDisk Corporation* (available September 21, 2006); *Hanover Compressor Company* (available January 27, 2004); *Anglogold Limited* (available January 15, 2004); *Sprint Corporation* (available August 25, 2003); *Constellation Brands, Inc.* (available January 29, 2003); *Gilat Satellite Networks Ltd.* (available December 19, 2002); *Ashanti Goldfields Company Limited* (available June 19, 2002); and *Xyratex PLC* (available May 29, 2002).

As noted above, notwithstanding its opinion with respect to the availability of a 3(a)(10) exemption, Oncothyreon elected to register the shares to be issued in the Arrangement pursuant to a registration statement on Form S-4, which is compliant with Regulation 14A. We are not requesting the Staff's confirmation of our opinion regarding the availability of the exemption provided by Section 3(a)(10) but note again our belief that Section 3(a)(10) is not relevant to an analysis of the relief requested.

III. Relief Requested

On behalf of Oncothyreon and Biomira, we respectfully request your confirmation that the Staff would not object under the Securities Act or Exchange Act if Oncothyreon, Biomira, and the Arrangement subsidiaries take the actions or proceed as set forth below or that the Staff concurs with the following conclusions, each of which is more fully discussed under the heading "Discussion" below.

A. Availability of Rule 414

Oncothyreon requests the Staff confirm that Oncothyreon be considered a successor issuer of Biomira for purposes of Rule 414 under the Securities Act and may file post-effective amendments to Biomira's Registration Statements and any other registration statements hereafter filed by Biomira under the Securities Act to permit Oncothyreon to continue the offerings registered thereby.

B. **Availability of Certain Securities Act Forms**

Oncothyreon requests the Staff confirm that upon completion of the Arrangement, Oncothyreon may include the prior activities and status of Biomira in determining whether the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by Oncothyreon.

C. **Availability of Rules 144, 144A and 145**

Oncothyreon requests the Staff confirm that Biomira's prior activities and the most recent report or statement published by Biomira prior to the Arrangement and the average weekly reported trading volumes in Biomira's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Oncothyreon has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amounts of Biomira common shares that may be sold pursuant to Rule 144(e) of the Securities Act.

D. **Availability of Rule 12g-3; Status as an "Accelerated Filer"**

Oncothyreon requests the Staff confirm that upon completion of the Arrangement, Oncothyreon may rely on Rule 12g-3(a) to register the Oncothyreon common stock and that it will be properly registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 under the Exchange Act. Furthermore, Oncothyreon requests the Staff confirm that Oncothyreon will be, upon completion of the Arrangement, an "accelerated filer" as such term is defined under Rule 12b-2 under the Exchange Act.

E. **Schedules 13D and 13G**

Oncothyreon requests the Staff confirm that persons who have filed statements under Schedule 13D or 13G reporting ownership interests in Biomira securities will not be required to file any additional or amended statements or forms as a result of the Arrangement but may note in their next filings that Oncothyreon is the successor issuer to Biomira.

F. **Section 4(3) Prospectus Delivery Requirement and Rule 174(b)**

Oncothyreon requests the Staff confirm that in accordance with Rule 174(b) under the Securities Act, Oncothyreon need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

IV. <u>Discussion</u>

A. <u>Availability of Rule 414</u>

As promulgated under Regulation C of the Securities Act, Rule 414 provides that:

"if any issuer, except a foreign issuer exempted by Rule 3a12-3, incorporated under the laws of any State or foreign government and having securities registered under the Act has been succeeded by an issuer incorporated under the laws of another State or foreign government for the purpose of changing the State or country of incorporation of the enterprises, or if any issuer has been succeeded by an issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer for the purpose of continuing the offering provided:

a. Immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

b. The succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

c. The succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934 or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Securities Exchange Act of 1934; and

d. The successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Act and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective."

In prior no-action letters, the Staff has granted relief under Rule 414 to foreign private issuers changing their form of organization. In *The News Corporation Limited* (available November 3, 2004) (***"TNCL"***), TNCL, a foreign private issuer, proposed to create a new holding company in the State of Delaware and sought no-action relief from the Staff. The Staff stated that no objection would be raised if the new Delaware holding company filed post-effective amendments to its existing registration statements pursuant to Rule 414. <u>See</u>, *Shire Pharmaceuticals Group PLC* and *Shire PLC* (available November 17, 2005) (collectively ***"Shire"***); *CanWest Media Inc.* (available November 15, 2005) (***"CanWest"***); *Nortel Networks Corporation* (available April 28, 2000) (***"Nortel"***); and

Reuters Holdings PLC and *Reuters Group PLC* (available February 17, 1998) (collectively "***Reuters***").

In the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, July 1997 Edition, under Section B: Securities Act Rules, Telephone Interpretation No. 72, the Staff permitted reliance on Rule 414(c) where a company was not subject to Section 14 of the Exchange Act but a proxy or information statement was prepared and votes were solicited substantially in accordance with Section 14 of the Exchange Act. The Staff has adopted a similar standard in connection with "spin-offs" and other distributions involving non-U.S. issuers. See, *Industriforvaltnings AB Kinnevik* (available May 23, 1997); and *The National Grid Holding plc* (available November 28, 1995).

In connection with the Arrangement, the four requirements will be fully satisfied shortly after the no-action relief is granted. Oncothyreon will comply with subsection (a) because immediately prior to the Arrangement, Oncothyreon will have no assets or liabilities other than nominal assets and liabilities, if any. In addition, subsection (b) will be satisfied by way of the amalgamations because Oncothyreon will succeed as the parent company and all of Biomira's assets and liabilities will be under Oncothyreon. Although Biomira is not subject to Section 14(a) of the Exchange Act, Oncothyreon will substantially comply with subsection (c) of Rule 414 because Oncothyreon is in the process of receiving Biomira's shareholder approval at a special meeting for which proxies will be solicited in accordance with Section 14(a) of the Exchange Act. Oncothyreon will comply with subsection (d) because subject to the grant of relief requested hereby, Oncothyreon undertakes to file post-effective amendments to Biomiras' Registration Statements for all purposes of the Securities Act and Exchange Act. Such post-effective amendments will set forth any additional information necessary to keep the Registration Statements from being misleading in any material respect, and Oncothyreon will take such actions as will be required to cause such amendments to become effective.

Based upon the foregoing, we respectfully request that the Staff concur that Oncothyreon be considered the "successor issuer" to Biomira for the purposes of Rule 414 and may file post-effective amendments to the Registration Statements and any other registration statements hereafter filed by Biomira under the Securities Act, as contemplated by Rule 414(d).

B. Availability of Certain Securities Act Forms

We request confirmation that the Staff will not recommend enforcement action if it agrees with our interpretation that Oncothyreon may consider the status of Biomira

prior to the consummation of the Arrangement in determining whether the requirements for the use of Forms S-3, S-4, and S-8 under the Securities Act are met by Oncothyreon as a successor registrant/issuer.

"The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately." See, *Nabors Industries, Inc.* (available April 30, 2002) ("***Nabors***"). General Instructions I.A.7. to Form S-3 under the Securities Act deems a successor registrant/issuer to have met the registrant eligibility requirements in General Instructions I.A.1, 2, 3, and 5 for use of Form S-3, if either (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession was substantially the same as those of the predecessor or (b) all predecessors met the conditions at the time of succession and the registrant continues to do so since the succession.

Rule 405 of Regulation C under the Securities Act defines a "successor" to mean a company that has directly acquired "the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer." Oncothyreon should be deemed a successor registrant/issuer of Biomira, within the meaning of "successor" as such term is defined by Rule 405 under the Securities Act. In the context of the Arrangement, the assets, operations, liabilities and obligations that comprise the going business of Biomira would become the assets, operations, liabilities and obligations of Oncothyreon, which should qualify Oncothyreon as a "direct transfer" within the meaning of this definition.

Each of the foregoing requirements is met in the Arrangement. First, Oncothyreon together with its predecessor, Biomira, will meet conditions 1, 2, 3, and 5 of General Instructions I.A. of Form S-3. Second, Oncothyreon is succeeding to Biomira pursuant to the Arrangement solely for the purpose of changing its form of organization to a holding company structure and its jurisdiction of incorporation from Canada to the United States, in the state of Delaware. Although Oncothyreon is changing its country of incorporation as opposed to its "state" of incorporation, this distinction has not affected the analysis in prior no-action letters. See, *Shire*, *TNCL* and *Nabors*. The rationale for allowing the use of Form S-3 remains the same since the Arrangement only provides a change in the jurisdiction of incorporation with no substantial change in the issuer's business or operations. Third, as previously discussed, the assets and liabilities, on a consolidated basis of Oncothyreon will be substantially the same as Biomira prior to the Arrangement, and Oncothyreon will have acquired all the assets and will have assumed

all of the liabilities of Biomira on a consolidated basis and will succeed to all of Biomira's business and operations. Accordingly, when the Arrangement is completed, Oncothyreon should be entitled to take into account Biomira's acts and status prior to the effective time of the Arrangement in determining whether Oncothyreon is eligible to use Form S-3. The Staff has permitted such reliance on General Instructions I.A.7 where the issuer satisfied all of the requirements but had changed its country of incorporation. See, *Shire*; *TNCL*; *Bookham Technology plc* (available September 22, 2004) ("***Bookham***"); *Nabors*; *PXRE Corporation* (available September 23, 1999) and *Manpower, Inc.* (available August 15, 1991). The Staff has taken similar positions in the context of wholly-owned domestic holding company formations and reincorporation mergers. See, *Roper Industries, Inc.* (available July 19, 2007) ("***Roper***"); *InterDigital Communications Corporation* (available June 25, 2007) ("***InterDigital***"); *ABX Air, Inc.* (available June 13, 2007) ("***ABX***"); *Equitable Resources, Inc.* (available April 25, 2007) ("***Equitable***"). Accordingly, we respectfully request that the Staff concur that Oncothyreon be entitled to take into account Biomira's acts and status prior to the completion of the Arrangement, in determining whether Oncothyreon is eligible to use Form S-3.

For the reasons stated above, Oncothyreon should also be entitled to take into account Biomira's acts and status prior to the completion of the Arrangement in determining Oncothyreon "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) to Form S-4. See, *Friedman, Billings, Ramsey Group, Inc.*, *FBR Asset Investment Corporation, Forest Merger Corporation* (available March 25, 2003) (collectively "***FBR***"); *ConocoPhillips* (available August 23 2002) ("***ConocoPhillips***"); and *Nabors*.

Similarly, upon completion of the Arrangement, Oncothyreon should be entitled to rely on the prior activities and Exchange Act reports of Biomira in determining whether it will be deemed to have met the requirements of General Instruction A of Form S-8. We note, as discussed above, the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit or stock plans. See, *Duke Energy Corporation, Duke Energy Holding Corp., Cinergy Corp.* (available March 30, 2006) (collectively "***Duke***"); *Bookham*; *TNCL*; *FBR*; and *ConocoPhillips*.

C. Availability of Rules 144, 144A and 145

Rules 144, 144A and 145 under the Securities Act provide safe harbor exemptions from the registration requirements of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the

Securities Act requires that current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. Moreover, Rule 144(c)(1) under the Securities Act requires that the issuer either (a) have securities registered pursuant to Section 12 of the Exchange Act, have been subject to the reporting requirements of Section 13 of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale or (b) have securities registered pursuant to the Securities Act, have been subject to the reporting requirements of Section 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale. Similarly, Rule 144A(d) under the Securities Act requires that current financial information be available with respect to an issuer at the time of a transfer pursuant to such rule. Finally, Rule 145(d)(1) under the Securities Act requires that the issuer comply with the public information requirements under Rule 144(c) under the Securities Act.

Oncothyreon hereby requests the Staff confirm that, for purposes of Rules 144, 144A and 145 under the Securities Act, Oncothyreon may include the prior reporting history of Biomira in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act, and that Biomira's publicly available information and financial information, to the extent it is required, will satisfy the obligations with respect to Oncothyreon, as set forth in Rule 144(c), Rule 144A(d) and Rule 145(d)(1) under the Securities Act. We believe these requests are appropriate since Oncothyreon will, on a consolidated basis, have substantially the same assets, businesses and operations as Biomira prior to the completion of the Arrangement and will be the successor to Biomira. Biomira has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for many years. _See_, *ABX*; *Hecla Mining Company* (available October 31, 2006) ("***Hecla***"); *Duke*; *Shire*; *CanWest*. *Matria Healthcare, Inc.* (available February 10, 2005) ("***Matria***"); *Russell Corporation* (March 18, 2004) ("***Russell***"); *Adolph Coors Company* (available August 25, 2003) ("***Adolph***"); *FBR*; *Crown, Cork & Seal* (available February 25, 2003) ("***Crown Cork***"); and *ConocoPhillips*.

D. <u>Availability of Rule 12g-3; Status as an "Accelerated Filer"</u>

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, the class of securities so issued shall be deemed to be registered under Section 12, unless upon the consummation of the succession, certain exceptions apply. None of the exceptions set forth in 12g-3(a) will apply in the case of the Arrangement.

Rule 12g-3(f) further provides that successor issuers are required to file a current report on Form 8-K in connection with the succession transaction and to indicate in such report the paragraph of Section 12 of the Exchange Act under which the successor registrant/issuer's securities are deemed registered.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. This presents substantially the same issue with respect to Oncothyreon's acquisition of the outstanding shares of Biomira as that posed by the similar language of Rule 414, which was discussed above. Consistent with the analysis presented in connection with Rule 414(b) above, it is our opinion that succession by Oncothyreon, on a consolidated basis, to all of the asset, operations, liabilities and obligations of Biomira, is consistent with the definition under Rule 12b-2, since Oncothyreon will acquire all shares and its indirect ownership of the capital stock of Biomira's current subsidiaries. The Staff has taken a similar position with respect to Rule 12b-2 and 12g-3 in the context of holding company structure formation transactions. <u>*See*</u>, *ABX*; *Equitable*; *Hecla*; *Duke*; *Shire*, *Aether Systems, Inc.*, (available April 26, 2005) ("***Aether***"); *Matria; TNCL; Johnson Controls, Inc.* (available October 1, 2004) ("***Johnson***"); *Russell; Ampco-Pittsburgh Corporation* (available January 22, 2004) ("***Ampco-Pittsburg***"); *Crown Cork; Weatherford International* (available June 25, 2002) ("***Weatherford***");and *Nabors*. Based upon the foregoing, it is our opinion that Oncothyreon may rely on Rule 12g-3 under the Exchange Act to register the shares under the Exchange Act and be deemed an accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

We respectfully request confirmation that the Staff will not recommend enforcement action if Oncothyreon relies on 12g-3(a) to register Oncothyreon shares under the Exchange Act and be deemed an accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

E. <u>Schedules 13D and 13G</u>

Section 13(d)(1) of the Exchange Act and the Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Immediately following the Arrangement, Oncothyreon will represent the same company on a consolidated basis as did Biomira immediately prior to the Arrangement. Consequently. any person who, prior to the Arrangement, has filed a Schedule 13D or 13G for Biomira shares should not be required to file a new or amended Schedule 13D or 13G, provided

that they state in their next amendment to Schedule 13D or 13G that Oncothyreon is deemed the successor corporation to Biomira for purposes of filings under Section 13(d). The Staff has agreed with this position in a number of no-action letters. See, *ABX; Equitable; Hecla; Aether; Matria; TNCL; Johnson, Ampco-Pittsburg; Weatherford; Crown Cork;* and *Nabors*.

Oncothyreon will deliver written notification of the foregoing requirement to such applicable persons who have filed, as of the completion date of the Arrangement, Schedules 13D or 13G or to those persons authorized to receive notices and communications on their behalf.

Based on the foregoing, it is our opinion that amended Schedules 13D or 13G should not be required to be filed as a result of the issuance of the common stock, preferred stock and warrants of Oncothyreon in exchange of Biomira's common shares, preference shares and warrants in the Arrangement.

F. Section 4(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that "no prospectus need be delivered" pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. Biomira has been a reporting company under the Exchange Act since 1991. Immediately after the completion of the Arrangement, Oncothyreon will have, on a consolidated basis, substantially the same assets, liabilities, business and operations as Biomira had, on a consolidated basis, immediately before the completion of the Arrangement, and will be the successor to Biomira. The Staff has permitted reliance on Section 4(3) in the context of holding company structure formation transactions. See, *Duke; Shire; Aether; FBR; ConocoPhillips;* and *Nabors*. Based upon the foregoing, it is our opinion that Oncothyreon should be exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). We acknowledge that Rule 174 does not affect the prospectus delivery requirements of dealers acting as underwriters or the prospectus delivery requirements of a broker or dealer under Rule 15c2-8 of the Exchange Act.

Based upon the foregoing, we respectfully request the Staff to concur that Oncothyreon need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

V. Conclusion

On behalf of Oncothyreon, Biomira and the merger subsidiaries, we respectfully request the concurrence of the Staff in our conclusion for each of the requests set forth in this letter. In reaching our conclusions and expressing our opinions set forth above, we have relied in part upon requests for no-action letters and/or interpretive opinions, and responses to the Staff to such requests, in reference to transactions that were substantially similar to the Arrangement, including the requests for no-action letters/and or interpretive opinions cited herein. If you require any additional information, please contact the undersigned at (206) 883-2579 or Robert F. Kornegay at (650) 320-4533. If your conclusions differ from our own, we would appreciate it if you would contact one of us prior to making any written responses to this letter so that we may be given the opportunity to clarify our views.

We appreciate your attention to this matter. In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. Please acknowledge the receipt of this letter and its enclosures by date-stamping the enclosed receipt copy and returning it in the stamped, self-addressed envelope attached hereto.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI, PC
Professional Corporation

Susan L. Min

Susan L. Min

cc: Robert L. Kirkman, M.D.
Oncothyreon Inc. and Biomira Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance – AD1
Securities and Exchange Commission

Patrick J. Schultheis
Effie Toshav
Susan Min
Wilson Sonsini Goodrich & Rosati, PC

encls

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's 2007 AGM – Results of Resolutions"

Released: 31 October 2007

Pages: 5
(Including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

31 October 2007

ANNUAL GENERAL MEETING – 31 OCTOBER 2007

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 31 October 2007:

Resolution 1 Re-election of Mr D.A. Crawford as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,139,295,080
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,101,448,638
- the proxy is to vote against the resolution	1,754,441
- the proxy may vote at the proxy's discretion	36,092,001
- the proxy is to abstain on the resolution	1,056,735
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,138,348,963
- against the resolution	1,764,517
- abstaining on the resolution	1,062,499

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Resolution 2 **Re-election of Mr C.B. Carter as a Director**
The motion was withdrawn due to the resignation of Mr Carter as at 30 September 2007

Resolution 3 **Re-election of Mr I.D. Johnston as a Director**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,139,252,325
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,094,165,243
- the proxy is to vote against the resolution	8,990,182
- the proxy may vote at the proxy's discretion	36,096,900
- the proxy is to abstain on the resolution	1,099,490
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,131,066,178
- against the resolution	9,001,360
- abstaining on the resolution	1,108,441

Resolution 4 **Approval of increase in total amount of non-executive Directors' fees**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,113,535,776
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,081,060,844
- the proxy is to vote against the resolution	19,015,597
- the proxy may vote at the proxy's discretion	13,459,335
- the proxy is to abstain on the resolution	4,718,662
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,095,075,993
- against the resolution	19,084,195
- abstaining on the resolution	4,728,506

Resolution 5
Approval to establish and operate the Foster's Restricted Share Plan

The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,112,008,938
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,087,681,031
- the proxy is to vote against the resolution	10,472,990
- the proxy may vote at the proxy's discretion	13,854,917
- the proxy is to abstain on the resolution	5,729,043
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,102,076,442
- against the resolution	10,509,543
- abstaining on the resolution	5,788,911

Resolution 6
Adoption of the Remuneration Report for the year ended 30 June 2007

The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,135,499,750
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,049,437,104
- the proxy is to vote against the resolution	49,877,629
- the proxy may vote at the proxy's discretion	36,185,017
- the proxy is to abstain on the resolution	4,846,042
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,086,356,797
- against the resolution	49,922,973
- abstaining on the resolution	4,890,186

Resolution 7 Approval of the participation of Mr Trevor L. O'Hoy, President and CEO of the Company, in the Foster's Long Term Incentive Plan	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,109,304,827
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,032,194,454
- the proxy is to vote against the resolution	63,321,952
- the proxy may vote at the proxy's discretion	13,788,421
- the proxy is to abstain on the resolution	3,700,285
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,046,523,664
- against the resolution	63,395,469
- abstaining on the resolution	3,718,888

Yours faithfully

Robert Dudfield
Assistant Company Secretary

END